Exhibit 99.2

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of trivago N.V. (the "Company") to be held on June 8, 2018 at 15:00 CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of the annual report over the financial year 2017 (discussion item)

3.	Implementation of the compensation policy during the financial year 2017 (discussion item)

4.	Adoption of the annual accounts over the financial year 2017 (voting item)

5.	Explanation of the dividend and reservation policy (discussion item)

6.	Appointment of the external auditor for the financial year 2018 (voting item)

7.	Release of the management directors from liability for the exercise of their duties during the financial year 2017 (voting item)

8.	Release of the supervisory directors from liability for the exercise of their duties during the financial year 2017 (voting item)

9.	Reappointment of A.P. Hefer as managing director for a period expiring at the end of the annual general meeting to be held in the year 2023 (voting item)

10.	Reappointment of R.T.J. Schrömgens as managing director for a period expiring at the end of the annual general meeting to be held in the year 2019 (voting item)

11.	Reappointment of T.J. Thomas as managing director for a period expiring at the end of the annual general meeting to be held in the year 2019 (voting item)

12.	Appointment of R. Dzielak as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2021 (voting item)

13.	Authorization of the management board to acquire shares in the Company's capital (voting item)

14.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The registration date for the AGM is May 11, 2018 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM (the "Persons with Meeting Rights").

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company ultimately on June 5, 2018. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.trivago.com).

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of the annual report over the financial year 2017 (discussion item)

The Company's annual report over the financial year 2017 has been made available on the Company's website (http://www.trivago.com) and at the Company's office address.

3.	Implementation of the compensation policy during the financial year 2017 (discussion item)

The Company's compensation policy is intended to attract, retain and motivate managing directors with the leadership qualities, skills and experience needed to support and promote the growth and sustainable success of the Company and its business. The compensation structure for managing directors should drive strong business performance, promote accountability, incentivize managing directors to achieve short and long-term performance targets with the objective of increasing the Company's equity value, assure that the interests of the managing directors are closely aligned to those of the Company, its business and its stakeholders and ensure the overall market competitiveness of compensation packages for managing directors.

The implementation of the Company's compensation policy has been outlined in the Company's annual report over the financial year 2017.

4.	Adoption of the annual accounts over the financial year 2017 (voting item)

The Company's annual accounts over the financial year 2017 have been made available on the Company's website (http://www.trivago.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

5.	Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company's policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company's reserves for purposes such as funding the development and expansion of the Company's business, making future investments, financing capital expenditures and enhancing the Company's liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

6.	Appointment of the external auditor for the financial year 2018 (voting item)

It is proposed that Ernst & Young Accountants LLP ("EY") be appointed and instructed to audit the Company's annual report and annual accounts for the financial year 2018. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the supervisory board's approval of the terms of engagement proposed by EY for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend EY's current engagement as the Company's external auditor.

7.	Release of the management directors from liability for the exercise of their duties during the financial year 2017 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2017. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2017.

8.	Release of the supervisory directors from liability for the exercise of their duties during the financial year 2017 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2017. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2017.

9.	Reappointment of A.P. Hefer as managing director for a period expiring at the end of the annual general meeting to be held in the year 2023 (voting item)

The Company's supervisory board has made a binding nomination to reappoint A.P. Hefer as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2023.

10.	Reappointment of R.T.J. Schrömgens as managing director for a period expiring at the end of the annual general meeting to be held in the year 2019 (voting item)

The Company's supervisory board has made a binding nomination to reappoint R.T.J. Schrömgens as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2019.

11.	Reappointment of T.J. Thomas as managing director for a period expiring at the end of the annual general meeting to be held in the year 2019 (voting item)

The Company's supervisory board has made a binding nomination to reappoint T.J. Thomas as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2019.

12.	Appointment of R. Dzielak as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2021 (voting item)

The Company's supervisory board has made a binding nomination to appoint R. Dzielak as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2021.

Robert J. Dzielak (47) has served as Expedia’s Chief Legal Officer and Secretary since March 2018, having previously served as its Executive Vice President, General Counsel and Secretary since April 2012. Dzielak previously served as Expedia’s Senior Vice President and acting General Counsel since October 2011. Since joining Expedia as Assistant General Counsel in April 2006 and through his service as Vice President and Associate General Counsel between February 2007 and October 2011, Dzielak held primary responsibility for the worldwide litigation portfolio of Expedia and its brands. Prior to joining Expedia, Dzielak was a partner at the law firm of Preston, Gates and Ellis, LLP (now K&L Gates LLP), where his practice focused on commercial and intellectual property litigation. Dzielak received his J.D. from The John Marshall Law School.

Mr. Dzielak does not hold any shares in the Company's share capital.

13.	Authorization of the management board to acquire shares in the Company's capital (voting item)

It is proposed to authorize the Company's management board, subject to the approval of its supervisory board as required by the Company’s amended management board rules, to resolve for the Company to acquire fully paid-up shares in the Company's capital (or depository receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of American Depositary Receipts for Class A Shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM).